

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2016

Noel Mijares
Chief Executive Officer, President and Director
Ihealthcare, Inc.
141 NE 3rd Avenue
Miami, FL 33132

   Re: Opulent Acquisition, Inc.
     Form 8-K
     Filed April 22, 2016
     File No. 000-55378

Dear Mr. Mijares:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1. We note your statement here and on page 11 that you "intend to begin conducting sales of the product in the very near future." Please revise your discussion to indicate what additional steps you must complete before you can begin selling your product.

Business, page 5

2. Please disclose the consideration paid to Jeffrey DeNunzio for the acquisition of his shares. Additionally, discuss Mr. DeNunzio's ongoing relationship with your company including his involvement with V Financial Group and ETN Services.

3. Please revise this section to discuss governmental regulations applicable to your business.

4. Please revise this section to disclose the number of total employees and number of full-time employees.

Description of Business, page 6

Current Product(s), page 7

5. We note your statement that you have "acquired the distribution rights to the ILS 'UDT Cup' Multi-Panel [16] urinalysis cup through [y]our manufacturing partner Innovative Laboratory Solutions." Please revise your disclosure to discuss in more detail your relationship to Innovative Laboratory Solutions. For instance, please describe the material terms of your licensing, manufacturing and distribution agreements with Innovative Laboratory Solutions and file the agreements as exhibits. For instance, please disclose the following, as applicable:

   - Each parties' rights and obligations
   - Duration of agreement
   - Termination provisions
   - Payment provisions, which may include the following:
     o Up-front or execution payments received or paid
     o Aggregate amounts paid or received to date under the agreement
     o Profit or revenue-sharing provisions
     o Minimum purchase requirements if the agreement involves manufacturing; and
     o The "special pricing" provisions.

6. Please expand your description of the UDT Cup. For instance, please discuss the following:

   - How the product is used, including any defining characteristics;
   - Who the intended purchasers of the product will be;
   - The FDA 510K clearance date; and
   - Whether any sales of the product have been made to date by the manufacturer or any other third party.

7. We note your statement that the "UDT Cup has been specifically designed to meet the latest market needs, needs that have been overlooked by the competition, at substantially lower costs." Please expand this discussion describe how your product differs from products offered by your competitors.

8. With respect to your product's features, explain the term "one step lateral flow process," and the significance of "FDA 510 Cleared" and "CLIA Waived."

9. We note your statements throughout the filing that Innovative Laboratory Solutions holds the patent rights to the UDT Cup. Please provide the following patent-related disclosure for any material patents:

   - Number of patents issued and applications pending

- Type of patent protection (e.g., composition of matter, use or process)
- Patent expiration dates
- Identification of applicable jurisdictions

Launch and Growth Strategy, page 7

10. Please disclose whether your launch and growth strategy will require you to build a sales force or hire any other critical employees. If so, please discuss your plan to do so and your intended timeline for hiring all required personnel. Please also disclose any operations that you plan to outsource.

Risk Factors, page 8

"We will require additional funds…," page 8

11. Please quantify your current available funds and disclose how long you expect to be able to fund your business. If you expect that your business operations cannot continue for twelve months given your current amount of cash and funds, please disclose the amount of additional financing necessary to continue operations for twelve months.

"We have not generated any revenues to date…," page 8

12. Please revise this heading and discussion to disclose your independent registered public accounting firm's audit report's going concern opinion. The discussion should explain the potential consequences of the going concern opinion including the potential impact on the value of your common stock and the possibility that you may have a more difficult time obtaining financing.

"We hold the distribution rights…," page 8

13. We note your statement that there could be "a disruption in the supply of UDT Cups caused by any number of situations which could arise with ILS." Please provide examples of the types of disruptions that could occur that would materially impact your business operations.

"We expect our quarterly financial results to fluctuate…," page 9

14. Please revise to indicate why you expect the factors identified to fluctuate.

Directors and Executive Officers, page 12

15. We note that Mr. Mijares is currently the CEO and President of IHealthcare, Pharma Health Corp., Unisources Discovery and The Subpoena Company. Please disclose the amount of time Mr. Mijares expects to devote to IHealthcare and consider including risk factor disclosure addressing potential conflicts of interest with respect to the time available to

devote to your business and with respect to any applicable business conflicts.

16. To the extent you include business experience beyond the last five years, include all interim positions held and identify the name and principal business of such employer. For example, if you choose to retain the discussion of Mr. Mijares' involvement with Global Traders, please disclose his position and the years he was affiliated with them. Additionally, disclose his business experience going back to 1992.

17. Please revise your narrative discussion of Mr. Bingaman's experience to disclose the specific years he was involved with each of the companies identified and to provide all positions held during the period of time covered by the discussion.

Certain Relationships and Related Transactions, page 15

18. Please disclose the value of the consideration paid in the sale of Opulent Acquisition, Inc. to Ihealthcare, Inc. To the extent that the sale involved consideration other than cash, please describe the consideration and quantify its value.

19. Please discuss Mr. DeNunzio's ongoing involvement with your business.

Financial Statements, page F-1

20. Please update to include the interim financial statements as of and for the quarter ended March 31, 2016 consistent with the requirement of Rule 8-08 of Regulation S-X. Ensure that the notes to the financial statements disclose:

- The terms, consideration paid and accounting treatment related to the January 14, 2016 acquisition of Opulent Acquisition, Inc.
- The terms including consideration paid related to the February 18, 2016 licensing agreement with Innovative Laboratory Solutions.
- The accounting treatment that will be ascribed to the April 22, 2016 merger with Opulent Acquisition, Inc.

21. Please include pro forma financials showing the effects of the acquisition consistent with requirements set forth in Rule 8-05 of Regulation S-X.

General

22. Please amend your filing to state briefly the location and general character of your materially important physical properties. If any such property is not held in fee or is held subject to any major encumbrance, so state and describe briefly how held. Please refer to Item 3 of Form 10 and Item 102 of Regulation S-K.

23. Please amend your filing to affirmatively state that there is no established public trading

market for your stock. Please refer to Item 9 of Form 10 and Item 201 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney at (202) 551-3652 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Tom DeNunzio
        V Financial Group, LLC